                                                                    EXHIBIT 99.8

                        PORTIONS OF REGISTRANT'S PROXY STATEMENT ON SCHEDULE 14A
                                                         FILED ON MARCH 14, 2002


                     Compensation of Non-Employee Directors

                       2001 Cash Retainer and Meeting Fees

                      Annual          Board and
                  Board/Committee      Business         Committee
Director             Retainer        Meeting Fees      Meeting Fees      Total
-------------------------------------------------------------------------------
Dr. Brown            $30,000           $13,500           $ 6,000        $49,500
Mr. Burns             32,000            15,000            12,000         59,000
Mr. Burt              31,000            16,500             9,000         56,500
Mr. Cornwell          30,000            13,500             9,000         52,500
Mr. Gray              30,000            15,000             6,000         51,000
Ms. Horner            32,000            15,000             6,000         53,000
Mr. Howell            30,000            15,000             7,500         52,500
Dr. Ikenberry         30,000            15,000             6,000         51,000
Mr. Kamen             30,000            15,000             6,000         51,000
Mr. Lorch             30,000            13,500            13,500         57,000
Mr. Mandl             30,000            13,500            10,500         54,000
Dr. Mead              30,000            15,000             9,000         54,000
Mr. Raines            30,000            15,000            10,500         55,500
Dr. Simmons           30,000            15,000             9,000         54,000
Mr. Steere            15,000             6,000             3,000         24,000
Dr. Valles            30,000            15,000             9,000         54,000


Fees and Benefit Plans for Non-Employee Directors

      Annual Cash Retainer Fees. Non-employee Directors receive an annual cash retainer fee of $26,000 per year. Non-employee Directors who serve on one or more Board committees (other than the Executive Committee) receive an additional annual fee of $4,000. In addition, the Chair of a Board committee receives an additional $2,000 per year, per committee.

      Meeting Fees. Non-employee Directors also receive a fee of $1,500 for attending each Board meeting, committee meeting, the Annual Meeting of Shareholders, each day of a visit to a plant or office of ours or our subsidiaries, and for attending any other business meeting to which the Director is invited as a representative of the Company.

      Unit Awards and Deferred Compensation. Under the Pfizer Inc. Nonfunded Deferred Compensation and Unit Award Plan for Non-Employee Directors (the Unit Award Plan), a non-employee Director is granted an initial award of 3,600 units when he or she becomes a Director. Afterwards, each non-employee Director is granted an annual award of 3,600 units (Annual Unit Award) on the day of our Annual Meeting, provided the Director continues to serve as a Director following the Meeting. The awards under the Unit Award Plan are made in addition to the Directors' annual cash retainers and meeting attendance fees. Such units are not payable until the recipient ceases to be a Director.

      On the day of the 2001 Annual Meeting of Shareholders, all of our non-employee Directors who continued as Directors were awarded 3,600 units under the Unit Award Plan.

      Non-employee Directors may defer all or a part of their annual cash retainers and meeting fees under the Unit Award Plan until they cease to be Directors. At a Director's election, the fees held in the Director's account may be credited either with interest at the rate of return of the Intermediate Treasury Index Fund of the Pfizer Savings Plan, or with units. The units are calculated by dividing the amount of the fee by the closing price of our common stock on the last business day before the date that the fee would be paid. The number of units in a Director's account is increased by the value of any distributions on the common stock. When an individual ceases to be a Director, the amount held in the Director's account is paid in cash. The amount paid is determined by multiplying the number of units in the account by the closing price of the common stock on the last business day before the payment date.

      Retainer Unit Awards. Under the Pfizer Inc. Annual Retainer Unit Award Plan, each year, on the day of the Annual Meeting, every non-employee Director who continues to serve as a Director following the Meeting receives the equivalent of the value of his or her annual retainer fee in units. These awards are in addition to the Annual Unit Awards, the Directors' annual cash retainers and meeting attendance fees. The number of units awarded to the non-employee Director is based upon the five-day average of the closing trading price of our common stock on the New York Stock Exchange for the first five trading days after April 1 of each year (rounded up to the nearest unit). On the day of the 2001 Annual Meeting, all of our non-employee Directors who continued as Directors were awarded 652 units under this Plan.

      Trusts. In certain circumstances, we fund trusts established to secure our obligations to make payments to our Directors under the above benefit plans, programs or agreements in advance of the date that payment is due.

Related Party Transactions

      From time to time in 2001, we asked Dr. Brown to provide consulting services in connection with our business. He received a total of $10,000 for those services. We anticipate that Dr. Brown will continue to provide similar services to us in the future as he and we may agree upon from time to time.

      We paid Mr. Steere $50,000 in 2001 under the terms of our consulting agreement with him. This agreement is described in this Proxy Statement under the heading "Employment, Consulting and Severance Agreements."

      We imputed income in the amount of $965 to Dr. Brown for personal use of Company transportation.

      We imputed income in the following amounts in connection with our payment of premiums for continued coverage under Warner-Lambert's life and AD&D insurance policies for certain of the former Warner-Lambert Directors who joined our Board after our merger with Warner-Lambert: $1,572 to Mr. Howell, $840 to Mr. Lorch and $564 to Mr. Mandl.

      We have business arrangements with organizations with which certain of our Directors are affiliated. However, none of these arrangements is material to either us or any of those organizations.

Indemnification

      We indemnify our Directors and officers to the fullest extent permitted by law so that they will be free from undue concern about personal liability in connection with their service to the Company. This is required under our By-laws, and we have also signed agreements with each of those individuals contractually obligating us to provide this indemnification to them.

                Securities Ownership of Officers and Directors

     The table below shows the number of shares of our common stock beneficially owned as of February 28, 2002 by each of our Directors and each Named Executive Officer listed in the Summary Compensation Table, as well as the number of shares beneficially owned by all of our Directors and executive officers as a group. Together these individuals beneficially own less than one percent (1%) of our common stock. The table also includes information about stock options, stock units, restricted stock and deferred performance-contingent share awards credited to the accounts of each Director and executive officer under various compensation and benefit plans.

     There are currently no known beneficial owners of five percent (5%) or more of our common stock.

                                        Number of Shares or Units
                         ------------------------------------------------------
Beneficial                  Common       Stock-Equivalent  Options Exercisable
Owners                      Stock             Units            Within 60 Days
----------               -----------     ----------------  --------------------
Michael S. Brown            1,200             26,950 (2)                --
M. Anthony Burns           20,400             33,222 (2)                --
Robert N. Burt              2,200             24,204 (6)                --
C.L. Clemente             858,670 (1)(4)(5)  110,557 (3)           798,710
W. Don Cornwell               600 (4)         31,562 (2)                --
William H. Gray III           876             48,092 (6)                --
Constance J. Horner        10,914             33,222 (2)                --
William R. Howell           6,350             38,285 (6)                --
Stanley O. Ikenberry       39,952 (4)        125,873 (2)                --
Harry P. Kamen              2,520             39,460 (2)                --
Karen L. Katen            583,650 (1)         20,152 (3)           704,250
George A. Lorch             1,650             20,032 (6)                --
Alex J. Mandl               2,000             42,871 (6)                --
Henry A. McKinnell      1,060,088 (1)(5)      47,537 (3)         1,621,158
Dana G. Mead                9,000             28,291 (2)                --
John F. Niblack           927,261 (1)(4)      32,472 (3)           970,950
Franklin D. Raines          1,500             21,563 (2)                --
David L. Shedlarz         502,526 (1)(4)      16,081 (3)           331,612
Ruth J. Simmons               879             29,781 (2)                --
William C. Steere, Jr   2,176,916 (1)(4)(7)  179,369 (2)(3)      4,566,950
Jean-Paul Valles          755,915 (4)         77,966 (2)                --
All Directors and
Executive Officers
as a group (24 persons) 7,384,799          1,118,644 (8)         9,694,604
-----------------------

(1) As of February 28, 2002, this number includes shares credited under the Pfizer Savings Plan or deferred Performance--Contingent Share Awards granted under the 2001 Performance-Contingent Share Award Plan or its predecessor Program. These plans are described in this Proxy Statement under the heading "Employee Benefit and Long-Term Compensation Plans."

(2) As of February 28, 2002, these units are held under the Pfizer Inc. Nonfunded Deferred Compensation and Unit Award Plan for Non-Employee Directors and the Pfizer Inc. Annual Retainer Unit Award Plan. The value of a Directors unit account is measured by the price of our common stock. The Plans are described in this Proxy Statement under the heading "Compensation of Non-Employee Directors--Fees and Benefit Plans for Non-Employee Directors."

(3) As of February, 28, 2002, these units are held under the Supplemental Savings Plan. The value of these units is measured by the price of our common stock. The Supplemental Savings Plan is described in this Proxy Statement under the heading "Employee Compensation and Long-Term Benefit Plans--Pfizer Savings Plan."

(4) These shares do not include the following number of shares held in the names of family members, as to which beneficial ownership is disclaimed: Mr. Clemente, 26,136 shares; Mr. Cornwell, 300 shares; Dr. Ikenberry, 8,300 shares; Dr. Niblack, 17,508 shares; Mr. Shedlarz, 2,097 shares; Mr. Steere, 4,936 shares; and Dr. Valles, 142,320 shares.

(5) As of February 28, 2002, this includes the following number of shares held in a Grantor Retained Annuity Trust: Dr. McKinnell, 47,380 shares; Mr. Clemente, 53,814 shares.

(6) As of February 28, 2002, this number includes units held under the Pfizer Inc. Nonfunded Deferred Compensation and Unit Award Plan for Non-Employee Directors and the Pfizer Inc. Annual Retainer Unit Award Plan. The value of a Directors unit account is measured by the price of our common stock. The Plans are described in this Proxy Statement under the heading "Compensation of Non-Employee Directors--Fees and Benefit Plans for Non-Employee Directors." This number also includes the following number of units resulting from the conversion into Pfizer units of previously deferred Warner-Lambert director compensation under the Warner-Lambert Company 1996 Stock Plan. That Plan is described in this Proxy Statement under the heading "Employee Benefit and Long-Term Compensation Plans--Warner-Lambert Company 1996 Stock Plan: Mr. Burt, 16,243 units; Mr. Gray, 40,131 units; Mr. Howell, 28,265 units; Mr. Lorch, 10,562 units; and Mr. Mandl, 32,849 units.

(7) As of February 28, 2002, this includes 131,402 shares held in a Flint Trust for Mr. Steere.

(8) As of February 28, 2002, this number includes, for one of our executive officers, units held under the Pfizer Inc. Deferred Compensation Plan relating to deferred bonus payments made under the Executive Annual Incentive Plan. These Plans are described in this Proxy Statement under the heading "Employee Benefit and Long-Term Compensation Plans-Executive Annual Incentive Plan."

ITEM 1--ELECTION OF DIRECTORS


      The Board of Directors is divided into three classes, with each class consisting of six Directors whose terms expire at successive Annual Meetings. Six Directors will be elected at the Annual Meeting to serve for a three-year term expiring at our Annual Meeting in 2005.

      The persons named in the enclosed proxy intend to vote the proxy for the election of each of the six nominees, unless you indicate on the proxy card that your vote should be withheld from any or all of the nominees.

      The Board of Directors has proposed the following nominees for election as Directors with terms expiring in 2005 at the Annual Meeting:

      Michael S. Brown, Constance J. Horner, George A. Lorch, Alex J. Mandl, Franklin D. Raines and Jean-Paul Valles.

      Each nominee elected as a Director will continue in office until his or her successor has been elected and qualified, or until his or her earlier death, resignation or retirement.

      The Board of Directors unanimously recommends a vote FOR the election of these nominees as Directors.

      We expect each nominee for election as a Director to be able to serve if elected. If any nominee is not able to serve, proxies will be voted in favor of the remainder of those nominated and may be voted for substitute nominees, unless the Board chooses to reduce the number of Directors serving on the Board.

      The principal occupation and certain other information about the nominees and other Directors whose terms of office continue after the Annual Meeting are set forth on the following pages.

   Name and Age as of the                    Position, Principal Occupation,
April 25, 2002 Annual Meeting             Business Experience and Directorships

NOMINEES FOR DIRECTORS WHOSE TERMS EXPIRE IN 2005


Michael S. Brown     61


Distinguished Chair in Biomedical Sciences from 1989 and Regental Professor from 1985 at the University of Texas Southwestern Medical Center at Dallas. Co-recipient of the Nobel Prize in Physiology or Medicine in 1985 and the National Medal of Science in 1988. Member of the National Academy of Sciences. Director of Regeneron Pharmaceuticals, Inc. Our Director since 1996. Member of our Corporate Governance Committee.


Constance J. Horner     60


Guest Scholar since 1993 at The Brookings Institution, an organization devoted to nonpartisan research, education and publication in economics, government and foreign policy and the social sciences. Commissioner of the U.S. Commission on Civil Rights from 1993 to 1998. Served at the White House as Assistant to President George H. Bush and as Director of Presidential Personnel from August 1991 to January 1993. Deputy Secretary, U.S. Department of Health and Human Services from 1989 to 1991. Director of the U. S. Office of Personnel Management from 1985 to 1989. Director of Foster Wheeler Ltd., Ingersoll-Rand Company Limited and Prudential Financial, Inc. Fellow, National Academy of Public Administration; Trustee, Annie E. Casey Foundation; Member of the Board of Trustees of the Prudential Foundation. Our Director since 1993. Chair of our Corporate Governance Committee and member of our Executive Committee.


George A. Lorch     60


Chairman Emeritus of Armstrong Holdings, Inc., a company that manufactures flooring and ceiling materials, since August 2000. Chairman and Chief Executive Officer of Armstrong Holdings, Inc. from May 2000 to August 2000, and its Chairman, President and Chief Executive Officer from September 1993 to May 1994. President and Chief Executive Officer of Armstrong World Industries, Inc., from September 1993 to May 2000, and a Director from 1988 to December 2000. On December 6, 2000, Armstrong World Industries Inc. filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code. Director of Household International, Inc. and The Williams Companies, Inc. Our Director since June 2000. Member of our Executive Compensation Committee.

   Name and Age as of the                    Position, Principal Occupation,
April 25, 2002 Annual Meeting             Business Experience and Directorships


                NOMINEES FOR DIRECTORS WHOSE TERMS EXPIRE IN 2005
                                  (continued)


Alex J. Mandl     58


Principal of ASM Investments, a company focusing on early stage funding in the technology sector, since April 2001. Chairman and Chief Executive Officer of Teligent Inc. from 1996 to March 2001. On May 21, 2001, Teligent Inc. filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code. AT&T's President and Chief Operating Officer from 1994 to 1996, and its Executive Vice President and Chief Financial Officer from 1991 to 1993. Chairman of the Board and Chief Executive Officer of Sea-Land Services Inc. from 1988 to 1991. Director of Dell Computer Corporation. Our Director since June 2000. Member of our Executive Compensation Committee.


Franklin D. Raines      53


Chairman and Chief Executive Officer of Fannie Mae, a company that provides a secondary market for residential mortgages through portfolio purchases, issuance of mortgage-backed securities, and other services, since January 1999. Director of the Office of Management and Budget for the Clinton administration from 1996 to 1998. Director of AOL Time Warner Inc. and PepsiCo, Inc. Chairman of the Corporate Governance Task Force of the Business Roundtable. A former Director of Pfizer from 1993 to 1996, Mr. Raines was re-elected to our Board in October 1998. Member of our Executive Compensation Committee.


Jean-Paul Valles      65


Chairman Emeritus of Minerals Technologies Inc. (MTI), a resource and technology-based company that develops, produces and markets specialty mineral, mineral-based and synthetic mineral products, since October 2001. Chairman of MTI from August 1992 to October 2001, and Chief Executive Officer of MTI from August 1992 to December 2000. Formerly our Vice Chairman from March to October 1992. Director of the Board of Overseers, Leonard N. Stern School of Business, New York University. Our Director since 1980. Member of our Audit Committee.

   Name and Age as of the                    Position, Principal Occupation,
April 25, 2002 Annual Meeting             Business Experience and Directorships


                      DIRECTORS WHOSE TERMS EXPIRE IN 2004


Robert N. Burt      64


Retired Chairman and Chief Executive Officer of FMC Corporation, a company that manufactures chemicals and machinery, and FMC Technologies, Inc., a subsidiary of FMC Corporation. Mr. Burt was Chairman of the Board of FMC Corporation from 1991 to December 2001, its Chief Executive Officer from 1991 to August 2001 and a member of its Board of Directors since 1989. He was Chairman of the Board of FMC Technologies, Inc., from June 2001 to December 2001 and its Chief Executive Officer from June 2001 to August 2001. Director of Phelps Dodge Corporation. Also a Director of the Rehabilitation Institute of Chicago and Chicago Public Education Fund. Our Director since June 2000. Chair of our Audit Committee.


W. Don Cornwell      54


Chairman of the Board and Chief Executive Officer since 1988 of Granite Broadcasting Corporation, a group broadcasting company. Director of Avon Products, Inc. and CVS Corporation. Also, a Director of Hershey Trust Company, Milton Hershey School, Wallace-Reader's Digest Funds and the Telecommunications Development Fund. Trustee of Big Brothers/Sisters of New York and Mt. Sinai University Medical Center. Our Director since February 1997. Member of our Audit Committee.


Henry A. McKinnell      59


Chairman of our Board since May 2001. Our Chief Executive Officer since January 2001. Our President from May 1999 to May 2001, and President, Pfizer Pharmaceuticals Group, the principal operating division of the Company, from January 1997 to April 2001. Chief Operating Officer from May 1999 to December 2000 and Executive Vice President from 1992 to 1999. Director of Moody's Corporation and John Wiley & Sons, Inc. Dr. McKinnell is currently Chairman of the Pharmaceutical Research and Manufacturers of America (PhRMA). Member of the Board of Directors of the Business Roundtable (BRT), Vice Chairman of the BRT's Corporate Governance Task Force and Chairman of its SEC subcommittee. Director of the Trilateral Commission and the Business Council, and Chairman of the Stanford University Graduate School of Business Advisory Council. Chairman Emeritus of the Business-Higher Education Forum, a Fellow of the New York Academy of Medicine, and a member of the Boards of Trustees of the New York City Public Library, the New York City Police Foundation and the Economic Club of New York. Our Director since June 1997. Chair of our Executive Committee and a member of the Pfizer Leadership Team.

   Name and Age as of the                    Position, Principal Occupation,
April 25, 2002 Annual Meeting             Business Experience and Directorships


                      DIRECTORS WHOSE TERMS EXPIRE IN 2004
                                  (continued)


Dana G. Mead      66


Retired Chairman and Chief Executive Officer of Tenneco, Inc. Chairman and Chief Executive Officer of Tenneco, Inc. from 1994 to 1999. Chairman of two of the successor companies of the Tenneco conglomerate, Tenneco Automotive Inc. and Pactiv Corporation, global manufacturing companies with operations in automotive parts and packaging, from November 1999 to March 2000. Director of Zurich Financial Services and TaskPoint.com. Director of the Center for Creative Leadership and the Logistics Management Institute. Member of the Massachusetts Institute of Technology Corporation and a Lifetime Trustee of the Association of Graduates, U.S. Military Academy, West Point. Former Chairman of the Business Roundtable and of the National Association of Manufacturers. Our Director since January 1998. Member of our Executive Compensation Committee.


Ruth J. Simmons      56


President since July 1, 2001, of Brown University. President, from 1995 to 2001, of Smith College. Vice Provost of Princeton University from 1992 to 1995. Director of The Goldman Sachs Group, Inc. and Texas Instruments Incorporated. Trustee of the Carnegie Corporation of New York. Member of the National Academy of Arts and Sciences, the American Philosophical Society, and the Council on Foreign Relations. Our Director since January 1997. Member of our Audit Committee.


William C. Steere, Jr     65


Chairman Emeritus of Pfizer Inc. since July 2001. Chairman of our Board from 1992 to April 2001 and our Chief Executive Officer from February 1991 to December 2000. Director of Dow Jones & Company, Inc., MetLife, Inc. and Minerals Technologies Inc. Director of the New York University Medical Center and the New York Botanical Garden. Member of the Board of Overseers of Memorial Sloan-Kettering Cancer Center. Our Director since 1987. Member of our Corporate Governance Committee.

   Name and Age as of the                    Position, Principal Occupation,
April 25, 2002 Annual Meeting             Business Experience and Directorships


                      DIRECTORS WHOSE TERMS EXPIRE IN 2003


M. Anthony Burns      59


Chairman of the Board since May 1985, Chief Executive Officer from January 1983 to November 2000, and President from December 1979 to June 1999 of Ryder System, Inc., a provider of transportation and logistics services. Director of The Black & Decker Corporation, J. C. Penney Company, Inc. and J. P. Morgan Chase & Co. Trustee of the University of Miami. Member of the Business Council. Our Director since 1988. Chair of our Executive Compensation Committee and a member of our Executive Committee.


William H. Gray III      60


President and Chief Executive Officer of The College Fund/UNCF, an educational assistance organization, since 1991. Mr. Gray served as a Congressman from the Second District of Pennsylvania from 1979 to 1991, and at various times during his tenure, served as Budget Committee Chair and House Majority Whip. Director of Dell Computer Corporation, Electronic Data Systems Corporation, J. P. Morgan Chase & Co., MBIA Inc., Prudential Financial, Inc., Rockwell International Corporation, Viacom Inc. and Visteon Corporation. Our Director since June 2000. Member of our Corporate Governance Committee.


William R. Howell      66


Chairman Emeritus of J. C. Penney Company, Inc., a provider of consumer merchandise and services through department stores, catalog departments and the Internet, since 1997. Chairman of the Board and Chief Executive Officer of J. C. Penney Company, Inc. from 1983 to 1997. Director of American Electric Power Company, Bankers Trust Corporation, Exxon Mobil Corporation, Halliburton Company, The Williams Companies, Inc. and Viseon, Inc. Chairman of the Board of Trustees of Southern Methodist University from 1996 to 2000. Our Director since June 2000. Member of our Audit Committee.


Stanley O. Ikenberry      67


President Emeritus, Regent Professor, Department of Educational Organization and Leadership, University of Illinois, since September 2001. President, November 1996 to June 2001, of the American Council on Education, an independent nonprofit association dedicated to ensuring high-quality education at colleges and universities throughout the United States. President from 1979 through July 1995 of the University of Illinois. Director of Utilicorp United Inc. President, Board of Overseers of Teachers' Insurance & Annuity Association - College Retirement Equities Fund (TIAA-CREF). Director of the National Museum of Natural History, Smithsonian Institution. Our Director since 1982. Member of our Corporate Governance Committee and of our Executive Committee.

   Name and Age as of the                    Position, Principal Occupation,
April 25, 2002 Annual Meeting             Business Experience and Directorships


                      DIRECTORS WHOSE TERMS EXPIRE IN 2003
                                  (continued)


Harry P. Kamen      68


Retired Chairman of the Board and Chief Executive Officer of Metropolitan Life Insurance Company (now known as MetLife, Inc.), a multi-service insurance provider. Chairman of the Board and Chief Executive Officer of MetLife, Inc. from 1993 through June 1998, and President from 1995 through November 1994. Director of BDirect Capital, Bethlehem Steel Corporation, and MetLife, Inc. Member of the Board of Governors of the National Association of Securities Dealers, Inc. Our Director since 1996. Member of our Corporate Governance Committee.


John F. Niblack      63


Our Vice Chairman since May 1999 and President of Pfizer Global Research and Development since June 2000. Our Executive Vice President from 1993 to May 1999. Responsible for our Global Research and Development Division and pharmaceutical Licensing and Development. Our Director since June 1997. Member of the Pfizer Leadership Team.


NAMED EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS


C.L. Clemente      64


Our Executive Vice President - Corporate Affairs since May 1999. Secretary and Corporate Counsel since 1992. Senior Vice President from 1992 to May 1999. He is a Director of IMS Health Incorporated, and Chairman of the United Way of New York City. Mr. Clemente, a member of the Pfizer Leadership Team, joined us in 1964.


Karen L. Katen     53


Our Executive Vice President and President of Pfizer Pharmaceuticals Group, the Company's worldwide pharmaceutical organization, since April 2001. President of our U.S. Pharmaceuticals Group since 1995; Executive Vice President of the Global Pfizer Pharmaceuticals Group since 1997. She is a Director of General Motors Corporation and Harris Corporation and also serves on the International Council of J. P. Morgan Chase & Co. Ms. Katen, a member of the Pfizer Leadership Team, joined us in 1974.

   Name and Age as of the                    Position, Principal Occupation,
April 25, 2002 Annual Meeting             Business Experience and Directorships


                 NAMED EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS
                                  (continued)


David L. Shedlarz     53


Our Executive Vice President since 1999 and our Chief Financial Officer since 1995. Mr. Shedlarz was appointed a Senior Vice President in January 1997 with additional worldwide responsibility for our former Medical Technology Group. He is a Director of Pitney Bowes Inc., a member of the J. P. Morgan Chase & Co. National Advisory Board, Co-Chair of the Principal Financial Officers Task Force at the Business Roundtable, and Director of the Board of Overseers, Leonard N. Stern School of Business, New York University. Mr. Shedlarz, a member of the Pfizer Leadership Team, joined us in 1976.

                             EXECUTIVE COMPENSATION
                           Summary Compensation Table

                             Annual Compensation                                  Long-Term Compensation
                    -----------------------------------------------     -------------------------------------------
                                                                Awards                  Payouts
                                                    ------------------------------     ---------
                                                        Restricted Securities
                                                     Other Annual          Stock       Underlying        LTIP        All Other
Name and Principal         Salary     Bonus (1)     Compensation (2)     Awards (3)      Options      Payouts (5)  Compensation(6)
     Position       Year     ($)         ($)             ($)                ($)            (#)            ($)            ($)
     --------       ----     ---         ---             ---                ---            ---            ---            ---
Dr. McKinnell*      2001  1,516,667   2,780,800         33,655                   0      800,000       7,920,000     117,743
Chairman and CEO    2000    984,100   1,426,900         42,079           1,408,826      330,000       4,930,892      83,084
                    1999    869,800   1,093,000         26,998           2,003,125      405,450(4)    4,864,950      76,796
----------------------------------------------------------------------------------------------------------------------------
Dr. Niblack         2001    944,600   1,062,700         27,347                   0      450,000       5,890,500      75,080
Vice Chairman       2000    832,500     932,400         23,538           1,096,949      210,000       3,839,321      69,128
                    1999    799,700     895,700         13,849           1,802,813      360,450(4)    4,096,800      66,404
----------------------------------------------------------------------------------------------------------------------------
Ms. Katen*          2001    854,625   1,043,400         28,043                   0      330,000       4,108,500      63,397
Executive V.P.;     2000    698,800     730,300         11,638             688,282      165,000       2,408,986      53,772
President-Pfizer    1999    625,800     645,500         9,774              130,906      225,450(4)    2,389,800      45,304
Pharmaceuticals
Group and
President-U.S.
Pharmaceuticals
----------------------------------------------------------------------------------------------------------------------------
Mr. Shedlarz        2001    772,800     736,900         20,025                   0      330,000       3,861,000      59,860
Executive V.P. and  2000    695,100     723,700         12,909             763,562      160,000       2,672,468      53,508
CFO                 1999    625,800     642,600         11,096              65,453      225,450(4)    2,731,200      47,556
----------------------------------------------------------------------------------------------------------------------------
C.L. Clemente       2001    679,500     680,900         22,203                   0      225,000       2,970,000      54,416
Executive V.P.-     2000    651,500     680,900         27,736             645,264      140,000       2,258,424      45,420
Corporate Affairs;  1999    625,800     654,000         23,693                   0      225,450(4)    2,457,150      43,320
Secretary and
Corporate Counsel
----------------------------------------------------------------------------------------------------------------------------
Mr. Steere Former   2001    808,000   1,616,000         22,000                   0            0               0     549,440
Chairman**          2000  1,616,000   3,232,000         21,500           2,688,600      800,000       9,410,100     179,544
                    1999  1,436,300   2,872,600         13,595                   0      900,450(4)   10,668,750     167,828
----------------------------------------------------------------------------------------------------------------------------

* Dr. McKinnell and Ms. Katen received promotions to the positions indicated in the Table above during 2001.

**    Mr. Steere served as Chairman of the Company until April 30, 2001.

(1) The amounts shown in this column constitute the Annual Incentive Awards made to each officer based on the Board's evaluation of each officer's performance. These awards are discussed in further detail in the Executive Compensation Committee Report.

(2) The amounts shown in this column represent tax payments made by us on behalf of each officer relating to his or her use of Company transportation and personal financial counseling.

(3) The amounts shown in this column represent the dollar value of the Company's common stock on the date of grant of the restricted stock. All grants of restricted stock are made under our 2001 Stock and Incentive Plan, or were made under its predecessor Plan.

On February 21, 2001, Dr. McKinnell received a grant of 31,440 shares of common stock, Dr. Niblack received a grant of 24,480 shares of common stock, Ms. Katen received a grant of 15,360 shares of common stock, Mr. Shedlarz received a grant of 17,040 shares of common stock; Mr. Clemente received a grant of 14,400 shares of common stock, and Mr. Steere received a grant of 60,000 shares of common stock. All of these restricted stock grants vested on February 21, 2002, except for Mr. Steere's grant, which vested upon his retirement from the Company on July 1, 2001.

On August 26, 1999, Dr. McKinnell received a grant of 50,000 shares of common stock and Dr. Niblack received a grant of 45,000 shares of common stock. Dr. McKinnell's restricted stock grant vests on August 24, 2004 and Dr. Niblack's restricted stock grant vests on August 26, 2002.

On February 25, 1999, Ms. Katen received a grant of 1,000 shares of common stock (subsequently adjusted to 3,000 shares to reflect our June 1999 3-for-1 stock split), and, Mr. Shedlarz received a grant of 500 shares of common stock (subsequently adjusted to 1,500 shares to reflect our June 1999 3-for-1 stock split). These shares vested on February 25, 2002.

Dividends are paid during the restricted period on all restricted shares.

As of December 31, 2001, the aggregate number of shares of restricted stock held by the officers, and the dollar value of such shares was: Dr. McKinnell, 81,440 shares ($3,245,384); Dr. Niblack, 69,480 shares, ($2,768,778); Ms. Katen, 18,360 shares ($731,646); Mr. Shedlarz, 18,540 shares, ($738,819); Mr. Clemente, 14,400 shares, ($573,840); and Mr. Steere, 0 shares ($0). The dollar values are based on the closing price of our common stock on December 31, 2001.

(4)   Adjusted for our June 1999 3-for-1 stock split.

(5) The 2001 payout represents the dollar market value of shares of our common stock on February 27, 2002 (the payment date) earned under the Company's previous Performance-Contingent Share Award Program using the closing sales price of our common stock ($41.25) on the New York Stock Exchange on that date. The number of Performance-Contingent Shares awarded to each Named Executive Officer was as follows: Dr. McKinnell, 192,000 shares; Dr. Niblack, 142,800 shares; Ms. Katen, 99,600 shares; Mr. Shedlarz, 93,600 shares; Mr. Clemente, 72,000 shares; Mr. Steere, 0 shares and all Executive Officers and Directors as a group, 698,400 shares.

(6) The amounts shown in this column represent Company matching funds under the Pfizer Savings Plan (a tax-qualified retirement savings plan) and related Supplemental Plan, which are discussed under the heading "Employee Benefit and Long-Term Compensation Plans."

      For Mr. Steere, the amount also includes a $323,200 payment for vacation accrued but not used. Under the Company's policy, such payment is made \ after retirement.

               Total Options Exercised in 2001 and Year-End Values

      This table gives information for options exercised by each of the Named Executive Officers in 2001 and the value (stock price less exercise price) of the remaining options held by those executive officers at year-end, using the average ($40.145) of the high and low trading price of our common stock on December 31, 2001.

                                                        Number of Securities            Value of Unexercised
                                                       Underlying Unexercised           In-The-Money Options
                                                      Options Held at 12/31/01               at 12/31/01
                                                   ------------------------------   ------------------------------
                        Shares
                       Acquired        Value
                      On Exercise     Realized     Exercisable      Unexercisable   Exercisable      Unexercisable
   Name                   (#)           ($)            (#)               (#)            ($)               ($)
   ----                   ---           ---            ---               ---            ---               ---
Dr. McKinnell           310,104      11,390,540     1,473,708         1,541,450      29,307,744         4,371,990
Dr. Niblack             253,500       7,919,951       856,500         1,050,450      12,294,049         3,490,320
Ms. Katen                84,960       2,874,197       625,800           717,450      10,727,835         2,150,220
Mr. Shedlarz            145,200       4,046,646       254,162           722,450         882,779         2,216,395
Mr. Clemente             89,696       3,309,730       850,852           604,450      17,784,789         2,166,500
Mr. Steere              721,260      25,268,842     2,846,500         1,720,450      49,876,119        10,310,900

                              Option Grants in 2001

      This table shows all options to purchase our common stock granted to each of our Named Executive Officers in 2001 and the potential value of such grants at stock price appreciation rates of 0%, 5% and 10%, compounded annually over the maximum ten-year term of the options. Also shown is the potential gain of all outstanding shares of common stock held by our shareholders as of December 31, 2001, using the same base price and appreciation rates and compounded over the same ten-year period. The 5% and 10% rates of appreciation are required to be disclosed by SEC rules and are not intended to forecast possible future appreciation, if any, in our stock price.


                      Potential Realizable Value at Assumed

                                                                                                  Annual Rates of Stock Price
                                                                                                  Appreciation of Option Term
                                         Individual Grants                                                    ($)
                         ------------------------------------------------------------------------------------------------------
                         Number of        Percent of
                         Securities      Total Options     Exercise
                         Underlying        Granted to        or
                          Options        Employees in    Base Price    Expiration
   Name                   Granted        Fiscal Year     ($/sh) (3)       Date        0%                5%               10%
-------------------------------------------------------------------------------------------------------------------------------
Dr. McKinnell            800,000(1)        1.01%           45.34        2/22/11       0            22,811,266        57,808,227
Dr. Niblack              300,000(1)        0.38%           45.34        2/22/11       0             8,554,225        21,678,085
                         150,000(2)        0.19%           45.34        2/22/11       0             4,277,112        10,839,042
Ms. Katen                180,000(1)        0.23%           45.34        2/22/11       0             5,132,535        13,006,851
                         150,000(2)        0.19%           45.34        2/22/11       0             4,277,112        10,839,042
Mr. Shedlarz             180,000(1)        0.23%           45.34        2/22/11       0             5,132,535        13,006,851
                         150,000(2)        0.19%           45.34        2/22/11       0             4,277,112        10,839,042
Mr. Clemente             150,000(1)        0.19%           45.34        2/22/11       0             4,277,112        10,839,042
                          75,000(2)        0.09%           45.34        2/22/11       0             2,138,556         5,419,521
Mr. Steere                     0           0.00%            N/A           N/A         0                     0                 0

Potential Gain for all
shareholders at Assumed
Appreciation Rates                                                                    0       178,975,843,748   453,559,661,310

(1) Option grants for Named Executive Officers who received grants in 2001 consisted of Grants that are exercisable one-fifth on each anniversary date beginning on February 22, 2002.

(2) Option grants for Named Executive Officers who received grants in 2001 consisted of Grants that are exercisable three years from anniversary date beginning on February 22, 2004.

(3) The exercise price for all stock option grants is the fair market value of our common stock on the date of the grant.

                     Long-Term Incentive Plan Awards in 2001

      This table gives information concerning the participation of the Named Executive Officers in a long-term compensation plan called the 2001 Performance-Contingent Share Award Plan. Under this plan, they were awarded the right to earn shares of our common stock (Performance-Contingent Shares). Actual payouts of these Performance-Contingent Shares, if any, will be determined by a non-discretionary formula which measures our performance over a five-year period using total shareholder return (including reinvestment of dividends) and growth in diluted earnings per share, measured over the performance period relative to the industry Peer Group. If our minimum performance in both measures is below the threshold level relative to the Peer Group, then no Performance Contingent Shares will be earned. To the extent the Company's performance on either or both measures exceeds the threshold performance level relative to the Peer Group, a varying amount of shares of common stock up to the maximum will be earned. These awards are also discussed in the Executive Compensation Committee Report.

                                                                               Estimated Future Payouts Under
                                                                                 Non-Stock Price-Based Plans
                                                                      ---------------------------------------------------
                                            Performance Period (or
                                              Other Period Until
Name                  Number of Shares (1)  Maturation or Payment)    Threshold (2)         Target (#)          Maximum
                                                                           (#)                                    (#)
-------------------------------------------------------------------------------------------------------------------------
Dr. McKinnell                   *               1/1/02-12/31/06                33,000           198,000           330,000
Dr. Niblack                     *               1/1/02-12/31/06                16,450            98,700           164,500
Ms. Katen                       *               1/1/02-12/31/06                14,500            87,000           145,000
Mr. Shedlarz                    *               1/1/02-12/31/06                 9,800            58,800            98,000
Mr. Clemente                    *               1/1/02-12/31/06                 7,100            42,600            71,000
Mr. Steere                      *               1/1/02-12/31/06                   N/A               N/A               N/A

(1) The actual number of Performance-Contingent Shares that will be paid out at the end of the applicable period, if any, cannot be determined because the shares earned by the Named Executive Officers will be based upon our future performance compared to the future performance of the Peer Group.

(2) If our minimum performance in both measures is below the threshold level relative to the Peer Group, then no Performance Contingent Shares will be earned. To the extent the Company's performance on either or both measures exceeds the threshold performance level relative to the Peer Group, a varying amount of shares of common stock up to the maximum will be earned.

                Employee Benefit and Long-Term Compensation Plans

Retirement Annuity Plan

      The Retirement Annuity Plan (the Retirement Plan) is a funded, tax-qualified, noncontributory defined-benefit pension plan that covers certain employees, including the Named Executive Officers. Benefits under the Retirement Plan are based upon the employee's years of service and the employee's highest average earnings for a five calendar-year period with us and/or our "Associate Companies," and are payable after retirement in the form of an annuity or a lump sum. Earnings covered by the Retirement Plan are base pay, bonus, and restricted stock awards granted under the Company's previous Stock and Incentive Plan, and Performance-Contingent Share awards granted for performance periods beginning prior to January 1, 2001. Any restricted stock awards granted after April 26, 2001, and any Performance-Contingent Share awards for periods beginning on January 1, 2001 and later, are not counted as earnings covered by the Retirement Plan. The amount of annual earnings that may be considered in calculating benefits under the Retirement Plan is limited by law. For 2002, the annual limitation is $200,000.

      Benefits under our Retirement Plan are calculated as an annuity equal to the greater of:

      - 1.4 percent of the participant's highest final average earnings multiplied by years of service; or

      - 1.75 percent of such earnings less 1.5 percent of Primary Social Security benefits multiplied by years of service.

      Years of service under these formulas cannot exceed 35. Contributions to the Retirement Plan are made entirely by us and are paid into a trust fund from which the benefits of participants will be paid.

      The Retirement Plan currently limits pensions paid under the Plan to an annual maximum of $160,000, payable at age 65. We also have an unfunded supplemental plan that provides out of our general assets an amount substantially equal to the difference between the amount that would have been payable under the Retirement Plan, in the absence of legislation limiting pension benefits and earnings that may be considered in calculating pension benefits, and the amount actually payable under the Retirement Plan. In certain circumstances, we fund trusts established to secure obligations to make payments under the supplemental plan.

Pension Plan Table

      The following table shows, for the final compensation and years of service indicated, the annual pension benefit payable commencing upon retirement at age 65 under the present benefit formula of the Retirement Plan and its related supplemental plan. The estimated retirement benefits have been computed on the assumptions that:

      - payments will be made in the form of a 50 percent joint and survivor annuity (and both the Retirement Plan member and spouse are age 65);

      - during the period of employment the employee received annual compensation increases of six percent; and

      -     the employee retired as of December 31, 2001.

As of July 1, 2001, the date of his retirement, from the Company, Mr. Steere had 35 years; and as of December 31, 2001, Dr. McKinnell had 31 years; Dr. Niblack had 34 years; Ms. Katen had 27 years; Mr. Shedlarz had 25 years; and Mr. Clemente had 35 years under the Retirement Plan and the related supplemental plan.

                                     Years of Service
Remuneration         15              20              25              30              35
------------    ----------      ----------     ----------      ----------      ----------
$   100,000     $   17,075      $   22,766     $   28,458      $   34,149      $   39,841
    500,000        100,274         133,699        167,124         200,548         233,973
  1,000,000        204,274         272,365        340,456         408,548         476,639
  2,000,000        412,273         549,697        687,122         824,456         961,970
  3,000,000        620,272         827,029      1,033,787       1,240,544       1,447,301
  4,000,000        828,271       1,104,362      1,380,452       1,656,542       1,932,633
  5,000,000      1,036,270       1,381,694      1,727,117       2,072,541       2,417,964
  7,500,000      1,556,268       2,075,024      2,593,780       3,112,536       3,631,292
 10,000,000      2,076,266       2,768,355      3,460,443       4,152,532       4,844,621
 12,500,000      2,596,264       3,461,685      4,327,106       5,192,528       6,057,949
 15,000,000      3,116,262       4,155,016      5,193,769       6,232,523       7,271,277
 18,000,000      3,740,259       4,987,012      6,233,765       7,480,518       8,727,271
 20,000,000      4,156,257       5,541,676      6,927,095       8,312,515       9,697,934

Compensation covered by the Retirement Plan and its related supplemental plan for the Named Executive Officers equals the amounts set forth in the 2001 "Salary," "Bonus" and "LTIP Payouts" columns of the Summary Compensation Table, as well as restricted stock awards granted prior to April 26, 2001.

                 Employment, Consulting And Severance Agreements

Employment Agreement

      In 2001, we entered into an employment agreement with Dr. McKinnell that provides for his employment as Chief Executive Officer of the Company through February 29, 2008. Dr. McKinnell's agreement provides that he will receive an annual base salary of at least $1,350,000, and will be eligible to receive an incentive bonus in accordance with the guidelines established by the Executive Compensation Committee, as well as to participate in our executive benefit and incentive plans (including stock-based plans).

      Under the terms of the agreement, if Dr. McKinnell's employment is terminated by reason of death, disability or retirement, he is entitled to receive (a) a payment equal to his base salary through the date of termination to the extent not already paid, (b) a prorated portion of his incentive bonus based on his prior year's incentive bonus, (c) his actual earned incentive bonus for any period not already paid, (d) amounts to which he is entitled under our benefit plans, (e) vesting of outstanding unvested stock options and other equity-based awards, and (f) continued coverage in our health benefit plans. If Dr. McKinnell's employment is terminated by the Company without cause or by Dr. McKinnell for good reason (as defined in the agreement), he is entitled to receive (a) a payment equal to his base salary earned but unpaid through the date of termination, a prorated portion of his incentive bonus based on the prior year's incentive bonus, and any incentive bonus amount earned but not yet paid, (b) a payment equal to his annual base salary plus the most recent year's incentive bonus multiplied by the greater of (i) two or (ii) the number of years remaining on the contract, (c) vesting of outstanding stock options and equity-based awards, (d) benefits under all plans for a period of two years following termination, as well as vesting of all awards under the plans, and (e) continued coverage in the Company's health benefit plans.

      If any payment or distribution by the Company to Dr. McKinnell is determined to be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, he is entitled to receive from the Company a payment on an after-tax basis equal to the federal, state and local income and excise taxes imposed, and any penalties and interest. The agreement also contains provisions that restrict Dr. McKinnell's ability to engage in any business which is competitive with the Company's business for a period of one year following his retirement or termination for cause or without good reason or to solicit Company employees for a period of two years following such retirement or termination.

Consulting Agreement

      We entered into a consulting agreement with Mr. Steere in 2000 which provides that, following his retirement, he will serve as Chairman Emeritus of the Company and, when and as requested by the Chief Executive Officer, provide consulting services and advice to the Company and participate in various external activities and events for the benefit of the Company. The initial term of the agreement is for 5 years, and will automatically extend for successive 5-year terms unless Mr. Steere or the Company terminates the agreement at the end of its then current term. Mr. Steere will provide up to 30 days per year to the Company, subject to his reasonable availability, for his consulting services or his participation as a Company representative in external activities and events. He will obtain the approval of the Board of Directors before providing any consulting services, advice or service of any kind to any other company or organization that competes with us. For his services and commitments, the Company will pay Mr. Steere (i) an annual retainer of $50,000 (subject to his ability to continue to provide the contemplated services), and (ii) a fee of $5,000 for each day he renders services. We also will reimburse him for reasonable travel and living expenses that he incurs in providing these services for us. In addition, we will provide him continued lifetime access to Company facilities and services comparable to those that were made available to him by the Company prior to his retirement.

Severance Agreements

      We have entered into severance agreements with our executive officers, including each of the Named Executive Officers apart from Mr. Steere. The agreements continue through September 30 of each year, and provide that they are to be automatically extended in one-year increments unless we give prior notice of termination.

      These agreements are intended to provide for continuity of management in the event of a change in control. The agreements provide that covered executive officers could be entitled to certain severance benefits following a change in control of the Company. If, following such a change in control, the executive officer is terminated for any reason, other than for disability or for cause, or if such executive officer terminates his or her employment for good reason (as defined in the agreements), then the executive officer is entitled to a severance payment that will be 2.99 times the greater of (i) the executive officer's base amount, as defined in the agreements or (ii) the sum of the executive officer's (a) base salary in effect at the time of termination and (b) the higher of the (x) last full-year annual incentive payment or (y) target annual incentive payment for the year in which termination occurs. The severance payment generally would be made in the form of a lump sum.

      In addition, in the event of such a termination following a change in control, under the agreements each executive officer would receive a payout of all outstanding Performance-Contingent Share Awards that had been granted prior to the date of termination at the maximum amounts that could have been earned pursuant to the awards, along with all shares earned but deferred in accordance with the deferral feature of the Performance-Contingent Share Award Plan and its predecessor Program. The executive officer also would receive a benefit payable from our general funds calculated using the benefit calculation provisions of our Retirement Annuity Plan and our unfunded Supplemental Retirement Plan with the following additional features:

      - the executive officer would receive credit for an additional three years of service and compensation for purposes of calculating such benefit;

      - the benefit would commence at age 55 (or upon the date of termination, if the executive officer is then over age 55) and for this purpose, three years would be added to the executive officer's age;

      - such benefit would be further determined without any reduction on account of its receipt prior to age 65; and

      - such benefit would be offset by any amounts otherwise payable under our Retirement Annuity Plan and unfunded Supplemental Retirement Plan.

      The executive officer would also become vested in all other benefits available to our retirees. All restrictions on restricted stock awarded to such executive officer would lapse and all unvested options granted to such executive officer would vest and become exercisable for the remainder of the term of the option.

      If a change in control occurs, the agreements are effective for a period of four years from the end of the then existing term. Under the severance agreements, a change in control would include any of the following events:

      - any "person," as defined in the Securities Exchange Act of 1934, as amended, acquires 20 percent or more of our voting securities;

      -     a majority of our Directors are replaced during a two-year period;
            or

      - shareholders approve certain mergers, or a liquidation or sale of our assets.

      In the event that any payments made in connection with a change in control would be subjected to the excise tax imposed by Section 4999 of the Code, we will "gross up" the executive officer's compensation for all federal, state and local income and excise taxes and any penalties and interest.

      In certain circumstances, we fund trusts established to secure our obligations to make payments under the severance agreements in advance of the time payment is due.